January 4, 2010

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549 Attention: Mr. Dale Welcome	Deborah S. Froling Attorney 202.857.6075 DIRECT 202.857.6395 FAX froling.deborah@arentfox.com

RE:      ICON Income Fund Nine, LLC
Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the fiscal quarter ended March 31, 2009
Form 10-Q for the fiscal quarter ended June 30, 2009
Form 10-Q for the fiscal quarter ended September 30, 2009
SEC File No. 000-50217

ICON Income Fund Ten, LLC
Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the fiscal quarter ended March 31, 2009
Form 10-Q for the fiscal quarter ended June 30, 2009
Form 10-Q for the fiscal quarter ended September 30, 2009
SEC File No. 000-50654

Dear Mr. Welcome:

On behalf of our clients, ICON Income Fund Nine, LLC (“Fund Nine”) and ICON Income Fund Ten, LLC (“Fund Ten”), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) set forth in your letter, dated December 23, 2009, with respect to the above-referenced filings filed with the Commission.

The Staff’s comments are set forth below in bold, followed by the Registrants’ responses to each comment.

Form 10-K for Fiscal Year Ended December 31, 2008

ICON Income Fund Nine, LLC
ICON Income Fund Ten, LLC
Item 9A(T) – Controls and Procedures

1.	In future annual filings, we remind you to provide the disclosures required by Item 308(T)(c) of Regulation S-K.

Response:  Each of Fund Nine and Fund Ten will comply with Item 308(T)(b) in its annual filings at such time as it is required to do so.

ICON Income Fund Nine, LLC
Investments in Joint Ventures, page 58

SMART IN YOUR WORLD®	1050 Connecticut Avenue, NW Washington, DC 20036-5339 T 202.857.6000 F 202.857.6395	1675 Broadway New York, NY 10019-5820 T 212.484.3900 F 212.484.3990	555 West Fifth Street, 48th Floor Los Angeles, CA 90013-1065 T 213.629.7400 F 213.629.7401

U.S. Securities and Exchange Commission January 4, 2010 Page 2

2.
Help us better understand why you have not provided financial statements for Delta Aircraft Leasing Limited pursuant to Item 3-09 of Regulation S-X.  In order for us to understand this view, please provide us with your qualitative and/or quantitative position regarding the absence of these financial statements, and briefly, those of any other equity investee.

Response:

Delta Aircraft Leasing Limited (“DAL”) is a Cayman Islands registered company that is 100% wholly-owned by ICON Aircraft 126 LLC, a Delaware limited liability company (“ICON 126”), and was acquired by ICON 126 in March 2002.  ICON 126 consolidates the financial position and operations of DAL in its separate consolidated financial statements.

Fund Nine accounts for its noncontrolling interests in joint ventures where it has influence over financial and operational matters, generally 50% or less ownership interests, using the equity method of accounting. As Fund Nine has a 50% noncontrolling ownership interest in ICON 126, ICON 126 is accounted for by the equity method of accounting by Fund Nine.

Pursuant to Item 3-09(a) of Regulation S-X, if either the first or third condition (the investment in and advances to test and the equity in income test, respectively) set forth in Item 1-02(w) of Regulation S-X, substituting 20% for 10%, is met by a 50% or less owned person accounted for by the equity method either by the registrant or a subsidiary of the registrant, separate audited financial statements of such 50 % or less owned person shall be filed.

As DAL is a 100% wholly-owned subsidiary of ICON 126 and ICON 126 is an equity method investee of Fund Nine, Fund Nine believes that only separate audited consolidated financial statements of ICON 126 are required pursuant to Item 3-09(a) of Regulation S-X.  Fund Nine believes that separate audited financial statements of DAL are not required pursuant to Item 3-09(a) of Regulation S-X because DAL is not accounted for under the equity method of accounting and its financial position and results of operations are consolidated in ICON 126’s consolidated financial statements.    Accordingly, the separate audited financial statements of DAL were not included in Fund Nine’s Form 10-K for the year ended December 31, 2008.

In conducting Fund Nine’s Item 3-09 of Regulation S-X test for the year ended December 31, 2008, ICON 126 exceeded 20% of the third condition set forth in Item 1-02(w) of Regulation S-X for the equity in income test, but it did not exceed 20% of the first condition for the investment in and advances to test.  Accordingly, Fund Nine was required to file, and did in fact file, separate audited consolidated financial statements of ICON 126, including its 100% wholly-owned subsidiary, DAL, in its  Annual Report on Form 10-K for the year ended December 31, 2008.  Fund Nine has provided annual audited consolidated financial statements for ICON 126 in accordance with Item 3-09 of Regulation S-X for all periods since the year ended December 31, 2003.

No other equity investee of Fund Nine met the conditions set forth in Item 3-09 of Regulation S-X for the year ended December 31, 2008.

*           *           *

If you have any questions in connection with the Registrants’ responses to your comments, please feel free to call me at (202) 857-6075 or Joel S. Kress, Executive Vice President – Business and Legal Affairs of ICON Capital Corp. at (212) 418-4711.

Sincerely, /s/ Deborah S. Froling
Deborah S. Froling

cc:	Joel S. Kress, ICON Capital Corp.